Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Thirty-Six Weeks Ended
($ in millions, except ratio)	September 5, 2008	September 7, 2007
Income from continuing operations before income taxes and minority interest	$673	$767
Income related to equity method investees	(26)	(9)

	647	758
Add/(deduct):
Fixed charges	222	224
Interest capitalized	(38)	(31)
Distributed income of equity method investees	21	17
Minority interest in pretax losses	20	1

Earnings available for fixed charges	$872	$969

Fixed charges:
Interest expensed and capitalized (1)	$151	$158
Estimate of interest within rent expense	71	66

Total fixed charges	$222	$224

Ratio of earnings to fixed charges	3.9	4.3

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12

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